   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 1996


                                                       REGISTRATION NO. 33-89014

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 3
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-2
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                           EUROPA CRUISES CORPORATION
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

       DELAWARE                       4400                       59-293546
                         (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
(STATE OF INCORPORATION)  CLASSIFICATION CODE NUMBER)    IDENTIFICATION NUMBER)

                               ----------------

                          150 153RD AVENUE, SUITE 202
                          MADEIRA BEACH, FLORIDA 33708
                                 (813) 393-2885
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES AND PRINCIPAL PLACE OF BUSINESS)

                               ----------------

                          LESTER E. BULLOCK, PRESIDENT
                          150 153RD AVENUE, SUITE 202
                          MADEIRA BEACH, FLORIDA 33708
                                 (813) 393-2885
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

      THE COMMISSION IS REQUESTED TO SEND COPIES OF ALL COMMUNICATIONS TO:
                           ANDREW M. STEINBERG, ESQ.
                               1750 K STREET N.W.
                                   12TH FLOOR
                             WASHINGTON, D.C. 20036

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(l) of this Form, check the following box. [X]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              PROPOSED        PROPOSED
                                AMOUNT        MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF         TO BE     OFFERING PRICE     AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED  REGISTERED(1)  PER SHARE(2)  OFFERING PRICE(2) REGISTRATION FEE
--------------------------------------------------------------------------------------------
 Common Shares, $.001...      $1,957,008       $2.00         $2,679,200         $923.86

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Includes 1,457,008 shares offered by selling shareholders at an estimated price of $1.1525 per share (of which 57,008 shares are Beneficially owned by the Chapter 7 Bankruptcy Trustee of the Stuart-James Company, Incorporated) and an additional 500,000 shares underlying warrants exercisable by a different selling shareholder at $2.00 per share.
(2) Estimated for purposes of calculating the registration fee, pursuant to Rule 457(c) and Rule 457(g).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 1995

PROSPECTUS

                                1,957,008 SHARES

                           EUROPA CRUISES CORPORATION

                                  COMMON STOCK

                                 ------------

  This Prospectus covers 1,957,008 shares of Common Stock (the "Shares") of Europa Cruises Corporation (the "Company") consisting of (i) 500,000 shares underlying common stock purchase warrants ("Warrants") owned by FLC Holding Corporation ("FLC"), exercisable at $2.00 per share, such Warrants having been previously issued to FLC in connection with the purchase by the Company of the EuropaSky, in July, 1992 (ii) 1,200,000 shares beneficially owned by Lagoon Cruise Line, Inc. ("Lagoon") issued to Lagoon in connection with the purchase by the Company of the Stardancer in August, 1994 (iii) 200,000 shares beneficially owned by Gaming-Invest, Inc. issued by the Company upon conversion at $1.00 per share of a Promissory Note originally issued to Serco International Limited and purchased by Gaming-Invest, Inc. (iv) 57,008 shares beneficially owned by John E. Fitzgibbons, Chapter 7 Bankruptcy Trustee for the Estate of The Stuart-James Company Incorporated. (Stock Purchase Warrants were originally issued to Stuart-James Company, Incorporated, the Underwriter of the Company's Initial Public Offering in 1989. The Warrants were transferred to Marc Geman, counsel to the Underwriter and subsequently transferred to John
E. Fitzgibbons, Trustee who exercised the Warrants on behalf of the Chapter 7 Bankruptcy Estate). See "SELLING SHAREHOLDERS." The Company will receive no proceeds from the sale of Common Stock by the Selling Shareholders. However, the Company may receive proceeds from the exercise of the Warrants, of which there is no assurance. See "USE OF PROCEEDS."

  The sales of Shares by the Selling Shareholders hereunder may be effected from time to time through underwriters or through customary brokerage channels, through broker-dealers acting as agents or brokers or through dealers acting as principals, who may then resell the Shares through the NASDAQ Small Cap Market System, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, or by a combination of such methods. If an underwriter is involved in the offering of any Shares, the underwriter's discount will be set forth in a Prospectus Supplement. In the event of distribution of these securities, the persons effecting such resales and the Selling Shareholders might be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended.

  The Company has agreed to pay the expenses of registering the Shares, including filing, accounting, legal and miscellaneous expenses in connection with the registration which are estimated at $75,000. The Selling Shareholders will pay or assume brokerage commissions or other charges incurred in effecting any sale by them of the Shares.

  The Company's Common Stock is traded on the NASDAQ Small Cap Market System under the symbol "KRUZ". On September 29, 1995, the closing bid and ask price of the Company's Common Stock on the NASDAQ Automated Quotation System was
$     bid, and $      asked.

                                 ------------

   PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION DISCUSSED
                             UNDER "RISK FACTORS."

                                 ------------

            THE  SHARES  OF  THE COMPANY'S  COMMON  STOCK  OFFERED
             PURSUANT TO  THIS PROSPECTUS HAVE NOT  BEEN APPROVED
              OR  DISAPPROVED  BY  THE SECURITIES  AND  EXCHANGE
               COMMISSION OR  ANY  STATE  SECURITIES COMMISSION
                NOR HAS THE SECURITIES AND EXCHANGE  COMMISSION
                OR  ANY  STATE  SECURITIES  COMMISSION  PASSED
                 UPON  THE  ACCURACY   OR  ADEQUACY  OF  THIS
                  PROSPECTUS,  ANY   REPRESENTATION  TO  THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                  THIS PROSPECTUS IS DATED             , 1995


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The Company's reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C., and at the following Regional Offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the SEC, Washington, D.C. 10549. Such reports, proxy statements and other information may also be inspected at the offices of The National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C. 20006, which supervises the NASDAQ system in which the Company's Common Stock is traded.

     Statements made in this Memorandum as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. Copies of the exhibits may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth above.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents and any amendments thereto, filed by the Company with the Securities and Exchange Commission pursuant to the Exchange Act are incorporated by reference in this Memorandum: (i) The Company's annual report on Form 10-KSB for the year ended December 31, 1994; (ii) the Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995; (iii) the Company's Definitive Proxy Statement dated November 1, 1994; and (iv) its Current Report on Form 8-K dated September 29, 1994, and filed with the Commission on October 5, 1994; (v) and any and all Forms 10-KSB/A and 10-QSB/A filed since April 14, 1995.

     Upon request, the Company will provide without charge to each person to whom a copy of this Memorandum has been delivered a copy of any or all of the documents referred to above which have been or may be incorporated in this Memorandum by reference, other than exhibits to such documents. Requests for such copies should be directed to the office of the Secretary, Europa Cruises Corporation, 150 - 153rd Avenue, Suite 202, Madeira Beach, Florida 33708. Telephone requests may be directed to the office of the Secretary at (813) 393-2885.

     A copy of the Company's annual report on Form 10-KSB for the Company's last fiscal year, quarterly report on Form 10-QSB for the most recent quarter and Definitive Proxy Statement must be delivered with this Prospectus.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere herein or incorporated herein by reference.


                                  THE COMPANY

     Europa Cruises Corporation (the "Company"), a Delaware corporation promotes and operates cruise vessels which provide moderately-priced day and evening cruises. The Company's business strategy is to emphasize the cruise experience, rather than cruise destinations. The Company's cruises include a variety of shipboard activities such as dining, casino operations, sightseeing, live music and other entertainment. The Company currently operates four vessels. Three of the Company's vessels, the EuropaStar, the EuropaSun, and the EuropaSky sail from their respective ports in Ft. Myers, Key West and Madeira Beach, Florida. The Company recently acquired a fourth vessel, the Stardancer which operates out of a port at Marco Island, Florida. The Stardancer has been time-chartered to an unaffiliated third party originally through April 30, 1995 (as of the date of this amendment the charter has been extended to April 15, 1996). A permanent port has not yet been secured for a fourth Company vessel. Until October 15, 1994, the Company's casinos were operated by Casinos Austria Maritime Corporation pursuant to a Concession Agreement. The Company now operates all of its casinos onboard each of its vessels and leases its gaming equipment from Casinos Austria Maritime Corporation. As a result of the termination of the Concession Agreement with Casinos Austria Maritime Corporation on October 15, 1994, the Company has increased personnel to run the casinos on each vessel thereby increasing its operating expenses and increasing revenue. While the Concession Agreement was in effect, the Company received sixty-five percent (65%) of the gross gaming revenue. The termination of that agreement has increased the Company's share to ninety-six and one-half percent (96.5%) of the gross gaming revenue. Since the termination of the agreement, the trend has been for an increase of net gaming revenue (gross gaming revenue less casino operations costs). The Company expects this trend to continue.

     The Company plans to spin-off to its shareholders, two wholly-owned subsidiaries, Casino World, Inc. and Mississippi Gaming Corporation. Casino World, Inc. plans to develop and operate a casino, hotel, and golf course at Diamondhead, Mississippi. Europa shareholders will receive a dividend in the form of Casino World, Inc. Common Stock. Casino World will acquire from Europa all the issued and outstanding shares of Mississippi Gaming Corporation which owns the proposed Diamondhead, Mississippi gaming site. On February 24, 1994 the Company, through Casino World, Inc., entered into a Letter of Intent with Scneider Securities, Inc. for a public offering of common and preferred stock for Casino World, Inc.. The Letter of Intent is still current but no issue date has been set. In July, 1994, the Officers and Directors of Casino World, Inc. were granted Key Employee gaming licenses by the Colorado Division of Gaming. The Mississippi Gaming Commission has a memorandum of understanding with the Colorado Division of Gaming and the Company expects that facilitation of the Mississippi licenses to occur. On June 15, 1995, the Mississippi Gaming Commission approved the site plan for the Diamondhead gaming site and the Company is preparing applications for environmental permits to the Mississippi Department of Marine resources and the U.S. Army Corps of Engineers. It will take approximately 6 months from filing for these permits to be obtained. The Company is unable to predict the date of the spin off at this time. Further, the Company will be unable to treat the spin off as a tax free event. At the time of the spin off, the Company will recognize income to the extent that the amount received from Casino World exceeds the book value of the Company's investment in Mississippi Gaming Corporation. The spin off will not effect the Company's future operations and will improve its financial position to the extent that the Company recognizes income from the sale of Mississippi Gaming Corporation. Although additional capital is not needed to effect the spin off, it is expected that the spin off will not occur until additional capital is acquired. The proposed gaming operations in Mississippi are subject to numerous risks and uncertainties including but not limited to the availability of financing, licensing and the receipt of permits from the Mississippi Department of Marine Resources and the U.S. Army Corps of Engineers (the "Corps"). A lawsuit has recently been filed in the United States District Court for the District of Columbia by environmental groups opposed to further development of gaming in Mississippi. The Defendants in the lawsuit are the Corps and the U.S. Environmental Protection Agency ("EPA"). The Plaintiffs have requested that the Court enjoin the Corps from issuing any further permits under the Clean Water Act for construction of casinos in Mississippi until an Environmental Impact Statement has been prepared. In light of these uncertainties and other risks affecting the Company's proposed gaming operations in Mississippi, there are no assurances that the necessary regulatory approvals can be obtained or that financing will be available. The Company does not have the financial resources to develop its proposed Mississippi dockside gaming facility. Accordingly, there are no assurances that the spin-off of Casino World to Europa shareholders will be successfully completed. See "RISK FACTORS."

     The Company was incorporated under the laws of the State of Delaware on November 15, 1988. Its executive offices are located at 150 - 153rd Avenue, Suite 202, Madeira Beach, Florida 33708 and its telephone number is (813) 393-2885. The Company's operations are carried on through its subsidiaries and as used herein, the term "Company" refers to Europa Cruises Corporation, and its subsidiary companies.

RECENT EVENTS AND DEVELOPMENTS

Management Changes.  Lester E. Bullock, 41, replaced Charles H. Reddien as
------------------
President of the Company in July 18, 1994. From January, 1994 to June, 1994 Mr. Bullock was Vice President of Operations at the Company. From January 1, 1992 through December 31, 1993, Mr. Bullock was General Manager of the Company responsible for all port operations. In 1991, Mr. Bullock was Casino Pit Manager in Ft. Myers, Florida for Casinos Austria Maritime Corporation. From 1989 to 1990, Mr. Bullock was General Manager of the Sonesta Beach Resort and Crystal Casino in Oranjestead, Aruba. From 1984 through 1989, Mr. Bullock held various managerial and administrative positions at the Tropicana Resort and Casino in Las Vegas, Nevada and the Dunes Hotel Casino and Country Club in Las Vegas, Nevada. Mr. Bullock received a B.S. in Business, Marketing and Finance from Arizona State University in 1974.

Debra Gladstone, CPA replaced Charles M. Kleim as Chief Financial Officer in September, 1995. From August, 1993 until September, 1995, Ms. Gladstone worked for BDO Seidman in Washington, DC and Miami Beach, Florida. From April, 1992 through July 1993, Ms. Gladstone worked at the Division of Corporate Finance for the Securities and Exchange Commission in Washington, DC. From January, 1986 to May, 1991, Ms. Gladstone served as a Senior Manager for the Financial Accounting Department of The Henley Group, Inc. of Hampton, NH. From June, 1991 to April, 1992, Ms. Gladstone worked as a self-employed Financial Consultant. Ernst Walter, Executive Vice President, and Sharon Petty, Vice
President-Finance and Administration, each served as Chief Financial Officer for the Company on an interim basis during 1994.

Proposed Sales Tax Adjustments.  On November 28, 1994, the Florida Department of
------------------------------
Revenue issued to the Company a Notice of Intent to make Sales and Use Tax Audit Changes for the period February 1, 1989 through June 30, 1994. The proposed Audit Changes, including penalties and interest total $6,515,681. The Florida Department of Revenue seeks to assess sales tax on gaming revenue, passenger fares, the purchase, sale and lease of fixed assets, repairs and other items. The Company strongly disagrees with the proposed Audit Changes and intends to vigorously contest the factual, statutory, and regulatory issues which form the basis for the proposed Audit Changes. The Company believes many of the proposed Audit Changes will be resolved in the Company's favor. However, the outcome of this matter is uncertain and if the Company is not successful in challenging the proposed Audit Changes by the Florida Department of Revenue, the additional Sales and Use Tax the Company will be required to pay would have a major substantial adverse impact on the Company's financial condition.

On June 28, 1989, the Department of Revenue issued Technical Assistance Advisement (TAA 89 (A) - 034 to Europa Cruise Line, Ltd. (the entity which is now known as Europa Cruises Corporation). This TAA appeared to resolve the admissions tax issue and the tax on purchases issued in favor of Europa. The Department revised this TAA in 1990, purporting to "clarify" that it had actually intended to conclude that the admissions tax was applicable. The revision did not revisit the tax on purchases. On April 21, 1995, the Assistant General Counsel for the Florida Department of Revenue issued a recommendation to the auditor responsible for the Europa sales tax assessments that the TAA issued on June 28, 1989 should be honored. Therefore, the Assistant General Counsel recommended that the assessment for Europa Cruise Line, Ltd., be eliminated for the period from June 28, 1989 to May 2, 1990. For the Period following May 2, 1990, the Company relies on Florida statutes that provide that vessels are not establishments subject to admission sales tax. The Assistant General Counsel further recommends that the TAA be honored for all purchases made by Europa Cruise Line, Ltd., if such purchases were for supplies appropriate to carry out the purposes for which the Vessel was designed. The recommendation is limited to assessments for Europa Cruise Line, Ltd. However, the Company intends to pursue the argument that the successor entities are entitled to the benefits of the TAA. The recommendation of General Counsel for the Department of Revenue regarding the TAA will reduce the sales tax assessment by the Department of Revenue. However, it is not possible for the Company to estimate the amount of the reduction in the sales tax assessment at this time. Although the Company cannot predict the ultimate disposition of these issues, the Company believes it has substantial legal and factual defenses to the department's assertions of tax and the Company will resist those assertions with vigor. See "RISK
FACTORS."

Debt Refinance.  On May 16, 1995, the Company refinanced all its debt,
--------------
including payoff of the first mortgage on the Diamondhead, Mississippi property, with proceeds from a loan from First Union National Bank of Florida in the amount of $6,446,331.67 secured by First Preferred Ship's Mortgages on the Europa Star, Europa Sun, Europa Sky and Stardancer. Additionally, stock pledge agreements were executed by the Company in favor of First Union pledging

100% of the stock of wholly owned subsidiaries, Europa Cruises of Florida No.1, Inc., Europa Cruises of Florida No.2, Inc., Europa Sky Corporation, Europa Stardancer Corporation and Europa Leasing Corporation. Additionally, the financing needed to spin off Casino World and Mississippi Gaming Corporation and to begin gaming operations in Mississippi is expected to come from either a joint venture partner (The Company has been in discussions with possible joint venture partners to develop the casino resort. These discussions are in the early stages but are expected to result in a definitive relationship prior to the Diamondhead site receiving all construction permits) or a future public offering. (On February 23, 1994, Casino World, Inc., entered into a letter of intent for a public offering of 3,000,000 shares of Series A 5% convertible preferred stock of Casino World, Inc. That letter of intent remains in effect and a public offering is anticipated by the end of 1996).

Officers and Directors.  On June 26, 1995, agents of the United States
-----------------------
government arrested Ernst Walter, a member of the Board of Directors and an Officer of the Company pursuant to an extradition request filed by the Austrian government. The Austrian government requested extradition in connection with an ongoing criminal investigation involving the trading by Austroinvest International, Serco International and their affiliates in the securities of several companies including Europa Cruises Corporation. It is unclear as to whether or not Mr. Walter has actually been charged with any criminal offense in Austria or whether he is the subject of an ongoing criminal investigation. The criminal and civil systems in Austria differ significantly from those in the United States.

On August 4, 1995 the United States District Court for the Middle District of Florida ordered Mr. Walter's extradition to Austria. On November 14, 1995, Mr. Walter resigned from the Board of Directors. That same day the remaining Board members elected Piers Hadley to the Board to serve Mr. Walter's remaining term.


                                  RISK FACTORS


     THE SHARES OFFERED BY THE SELLING SHAREHOLDERS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE POSSIBILITY OF THE LOSS OF THEIR ENTIRE INVESTMENT.

     1. DEPENDENCE ON CRUISE REVENUES. The Company has high fixed costs of operations and is dependent on passenger revenues to meet its expenses. The Company's fuel costs and wages, which represent the majority of its operating expenses, are fixed and cannot be reduced when passenger loads decrease, passenger fares must be lowered because of competitive pressures or when rising fuel or labor costs cannot be fully passed through to customers. In the event that only one or two vessels are operating, passenger revenues received from such vessels must be high enough to cover certain expenses associated with the inoperative vessel. While the Company has generated sufficient revenues in the aggregate since inception to cover its fixed expenses, there is no guarantee that it will be able to continue to do so.

     2. COMPETITION. The Company competes with a variety of other vacation activities in the areas where it operates vessels, including short-term cruises, resort attractions and sporting and other recreational activities. The Company is in direct competition in the St. Petersburg - Tampa metropolitan area with two cruise vessels used for day cruises, one operated by Empress Cruise Lines. Empress Cruises Lines also operates a day cruise vessel, the Crown Empress, in Clearwater, Florida. There is also a day cruise operation in Tarpon Springs, Florida which competes with the Company's operations in the Tampa - St. Petersburg metropolitan area. Although no other day cruise vessels with gambling operations currently are based in the Ft. Myers metropolitan area, the Company expects competition in Ft. Myers from other day cruise operators. The Company is aware of other firms that operate day cruise vessels in Fort Lauderdale, Miami, Palm Beach, Port Canaveral, and Jacksonville, Florida, which could be repositioned to the St. Petersburg - Tampa Bay and Ft. Myers metropolitan areas or any other area to which the Company's vessels may be repositioned. All of the competing firms offer day cruises with published fares ranging from $25 to $49. Although the Company's standard prices for its cruises are currently $39 per person for morning departures and $49 per person for evening departures, the Company is often required to adjust these rates due to competitive pressures and seasonal demand. A lowering of prices may have a material adverse impact on the financial condition and results of operations of the Company.

     Proposed dockside gaming operations in Mississippi will be subject to significant competition in Mississippi from other gaming enterprises located in Mississippi and Louisiana, many of which are significantly better capitalized than the Company. By the end of calendar year 1994, there were thirty-one (31) dockside casinos in operation in the State of Mississippi alone. In New Orleans, Louisiana, there are plans to open one of the world's largest casinos. The Company is also subject to significant competition from other gaming establishments in Atlantic City, New Jersey, Las Vegas, Nevada, Colorado, Indiana, Minnesota, and Connecticut. Furthermore, the legalization of gaming in the State of Florida, Texas, Alabama, and other jurisdictions, and the rapid expansion of gaming on Indian land throughout the United States would have a material adverse affect on the Company's proposed dockside gaming operations in Mississippi.

     3. SAFETY OF LIFE AT SEA CONVENTION. The Safety of Life at Sea Convention (the "Convention") sets forth minimum safety standards for vessels engaged in international voyages. Any foreign flag vessel engaging in an international voyage from a United States port must receive evidence of compliance with the Convention from its country of registry, as well as a certificate from the United States Coast Guard certifying compliance with such standards.

     The Company believes that the Company's operations are in all substantial and material respects in compliance with the Convention. However, there are no formal or informal regulations or legal or administrative opinions as to whether the Company's vessels engage in international voyages. If the Coast Guard were to determine that the vessels were not so engaged, the Convention would not be applicable to the Company's operations. In such event, (a) the vessels might be deemed to be engaged in coastwise trade, prohibited under the Jones Act, 46 U.S.C. (S) 289, because of the vessels foreign ownership and, thus, the Company could be subject to a substantial monetary fine and/or (b) the Coast Guard could require the vessels to comply with United States safety standards, which are generally stricter than the standards established by Panama. Furthermore, the Coast Guard is authorized to apply United States safety standards to vessels subject to the Convention if the Coast Guard determines that the lives of United States citizens are at risk. There can be no assurance that such vessels will comply with United States safety standards and that the Company will not be forced to bear the cost of any modifications to the vessels necessary to bring them in compliance with such standards.

     4.  GAMING STATUTES.  Federal legislation enacted in 1948, 18 U.S.C.
(S)(S)1081, 1082 and 1085 (the "Gambling Act"), prohibits any citizen, resident of the United States or any other person within the jurisdiction of the United States from establishing, operating or owning an interest in a gambling ship on the high seas or otherwise within the jurisdiction of the United States.
Section 1081 of the Gambling Act defines a gambling ship as "a vessel used principally for the operation of one or more gambling establishments." Any person who violates the Gambling Act is subject to a fine of up to $10,000 or imprisonment of not more than two years, and the vessels used in violation of the Gambling Act could be forfeited to the United States Government. There are no formal or informal regulations or legal or administrative opinions as to the application of the Gambling Act to business operations such as those conducted by the Company.

     If the Company's operations were found by a court of law in a litigation commenced by a United States Attorney's Office to violate the Gambling Act, the vessels chartered by the Company could be forfeited to the United States Government without compensation to the owners or the Company or the Company could be required to change its operations. A material change in the Company's operations, such as the removal of casinos from the vessels, could result in a substantial decrease in revenues.

     5. LEGALIZATION OF GAMING IN FLORIDA. In November of 1994, Florida voters rejected an Amendment to the Florida Constitution which would have authorized casinos throughout the State of Florida which are existing and operating parimutuel facilities, including race tracks and jai alai frontons, and up to seven other casinos in the state (but not more than one per county) as authorized by the Florida Legislature. It is likely that the gaming industry will continue to pursue legalization of gaming in Florida. The Company believes that the legalization of gaming in Florida would have a material adverse impact on the Company's operations.

     6. DEPENDENCE ON MANAGEMENT. The Company's success is dependent upon the efforts of its current President, Lester E. Bullock. Since the business of gaming has expanded significantly, competition for qualified employees will be intense. There is no assurance that such persons can be retained or readily replaced, and there is no assurance that the Company can continue to add qualified people as required. Loss of the services of any of the Company's executive officers could materially and adversely affect the business of the Company. See "PROSPECTUS SUMMARY - Recent Events and Developments".

     7. CONTROL BY PRINCIPAL SHAREHOLDERS. The Europa Cruises Corporation Employee Stock Ownership Plan ("ESOP"), Serco International Limited ("Serco") and Austroinvest International ("Austroinvest"), the principal shareholders of the Company, own an aggregate of 8,312,570 shares of Common Stock or approximately 34.4% of the outstanding voting securities. Since holders of Common Stock do not have cumulative voting rights under the Company's Certificate of Incorporation, the trustees of the ESOP, the majority of whom are also directors of the Company, and Serco are in a position to elect all of the Company's directors and to control the Company.

     8. LEGAL PROCEEDINGS. The Company is involved in various legal proceedings including but not limited to litigation in Delaware and Florida with Charles S. Liberis, a former officer and director and a principal stockholder of Company. The Company is also involved in litigation with the owners of the EuropaJet, a vessel formerly chartered by the Company. Pending and any future litigation brought by Mr. Liberis against the Company may have an adverse impact on the Company's ability to secure financing for expansion of day cruise operations and proposed dockside gaming in Mississippi. The outcome of this litigation cannot be presently determined. See "Legal Proceedings" in Part II - OTHER INFORMATION in the Company's Form 10-QSB for the quarterly period ended March 31, 1995 and - "Certain Litigation". See also "LEGAL PROCEEDINGS" in this Prospectus.

     9. SALES TAX AUDIT. On November 28, 1994, the Florida Department of Revenue issued to the Company a Notice of Intent to make Sales and Use Tax Audit Changes for the period February 1, 1989 through June 30, 1994, by the Florida Department of Revenue. The proposed Audit Changes, including penalties and interest total $6,515,681. The Florida Department of Revenue seeks to assess sales tax on gaming revenue, passenger fares, the purchase, sale and lease of fixed assets, repairs and other items. The Company strongly disagrees with the proposed Audit Changes and intends to vigorously contest the factual, statutory, and regulatory issues which form the basis for the proposed Audit Changes. The Company believes many of the proposed Audit Changes will be resolved in the Company's favor. However, the outcome of this matter is uncertain and if the Company is not successful in challenging the proposed Audit Changes by the Florida Department of Revenue, the additional Sales and Use Tax the Company will be required to pay would have a major substantial adverse impact on the Company's financial condition.

     On June 28, 1989, the Department of Revenue issued Technical Assistance Advisement (TAA 89 (A) - 034 to Europa Cruise Line, Ltd. (the entity which is now known as Europa Cruises Corporation). This TAA appeared to resolve the admissions tax issue and the tax on purchases issued in favor of Europa. The Department revised this TAA in 1990, purporting to "clarify" that it had actually intended to conclude that the admissions tax was applicable. The revision did not revisit the tax on purchases. On April 21, 1995, the Assistant General Counsel for the Florida Department of Revenue issued a recommendation to the auditor responsible for the Europa sales tax assessments that the TAA issued on June 28, 1989 should be honored. Therefore, the Assistant General Counsel recommended that the assessment for Europa Cruise Line, Ltd., be eliminated for the period from June 28, 1989 to May 2, 1990. The Assistant General Counsel further recommends that the TAA be honored for all purchases made by Europa Cruise Line, Ltd., if such purchases were for supplies appropriate to carry out the purposes for which the Vessel was designed. The recommendation is limited to assessments for Europa Cruise Line, Ltd. However, the Company intends to pursue the argument that the successor entities are entitled to the benefits of the TAA. The recommendation of General Counsel for the Department of Revenue regarding the TAA will reduce the sales tax assessment by the Department of Revenue. However, it is not possible for the Company to estimate the amount of the reduction in the sales tax assessment at this time.

     10. ABSENCE OF CASH DIVIDEND. The Company has not declared or paid any cash dividends on its Common Stock since its incorporation and does not, in the foreseeable future, intend to pay any cash dividends on shares of Common Stock. Any future determination as to declaration and payment of cash dividends will be made at the discretion of the Board of Directors. See "DESCRIPTION OF SECURITIES - Dividend Policy".

     11. CONFLICTS OF INTEREST. One of Europa's three directors is also a directors of Casino World, Inc., a subsidiary of Europa which the Company plans to spin-off to Europa shareholders. Europa is engaged in cruise vessel gaming operations in the State of Florida and Casino World, Inc. is planning to operate a dockside casino in Mississippi. The Company has not established an Audit Committee to review and act upon potential conflict of interest situations involving the Company on the one hand, and executive officers and other members of the Board of Directors on the other hand. There are no assurances that any conflicts of interest will be resolved in the Company's favor since the majority of the Board of Directors of Casino World, Inc. are independent of the Company.

     The common director does not have a substantial financial interest in either entity and cannot benefit any more or less than other small stockholder of the Company. Also, since the Company owns all the stock of Casino World, Inc., there is no fiduciary duty to minority stockholders (of Casino World, Inc.) Since it is the intent of the Company to transfer ownership of the property from Mississippi Gaming Corporation to Casino World, Inc. for the fair market value of said property, the Company will not benefit to the exclusion of Casino World, Inc.

     12. NATURE OF THE GAMING INDUSTRY. Adverse changes in general and local economic conditions will adversely impact investments in gaming enterprises, like other entertainment investments. These conditions and other factors beyond the Company's control include (i) competition from other casinos and amusement properties; (ii) changes in regional and local population and disposable income composition; (iii) the need for renovations, refurbishment and improvements;
(iv) unanticipated increases in operating costs; (v) changes in federal, state and local laws, rules and regulations; (vi) legal restrictions as to the use of signs, billboards and other forms of roadside advertising typically utilized in marketing entertainment properties; (vii) restrictive changes in zoning and similar land use laws and regulations, or in health, safety and environmental laws, rules and regulations; (viii) the inability to secure property and liability insurance to fully protect against all losses or to obtain such insurance at reasonable costs; (ix) the exercise of the power of eminent domain;
(x) seasonality; (xi) changes or cancellations in local tourist, athletic or cultural events; (xii) changes in travel patterns or preferences which may be affected by increases in gasoline prices, changes in airline schedules and fares, strikes, weather patterns and/or relocation or construction of highways, among other factors.

     13. INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Articles of Incorporation provide that under certain circumstances officers and directors of the Company may be indemnified by the Company for expenses incurred in legal actions to which they are parties or are threatened to be made parties as a result of their activities in the operation of the Company. Any successful indemnification under that provision could reduce or deplete the assets of the Company. See "RISK FACTORS - Legal Proceedings."

     14. FACTORS LIMITING EXPANSION AND AFFECTING DAY CRUISE OPERATIONS. The Company plans to expand its cruise activities by operating cruises from other United States and foreign ports. The criteria to be used by the Company in selecting such ports include suitable population base, presence of the port in an established vacation market, suitable docking facilities and water depth, availability of United States Customs clearance in United States ports, ability to comply with state and local laws, favorable weather and sea conditions, close proximity to international waters and competition. The degree of competition and the absence of any one of the other previously mentioned criteria in a port could preclude the Company from establishing operations at such port or force the Company to reposition a vessel from an established port to a new port. Certain ports may require the use of vessels larger than those owned by the Company. Certain states either have adopted legislation or are considering adopting legislation that could adversely affect the Company's ability to operate profitably. For example, a bill was introduced in the Florida Senate that would have prohibited a vessel with gaming equipment from operating in the territorial waters of Florida unless such a vessel engaged in transportation to and from a country other than the United States at least once every thirty days. Although the bill was rejected by the Florida House of Representatives, adoption of such a bill would result in increased operating expenses and decreased cruise revenues. Moreover, the expansion of the Company's activities into foreign ports may be subject to complex foreign governmental rules and regulations. No assurances can be given that the Company will be able to obtain ports which are suitable for the Company's purposes, or if any such ports are obtained, that the Company will be able to obtain additional vessels, on terms acceptable to the Company, to operate from such ports.

     15. PROPOSED SPIN-OFF OF CASINO WORLD SUBSIDIARY. The Company plans to spin-off its wholly-owned subsidiaries, Casino World, Inc. and Mississippi Gaming Corporation. Casino World, Inc. plans to develop and operate a casino, hotel, and golf course at Diamondhead, Mississippi. Europa shareholders will receive a dividend in the form of Casino World, Inc. Common Stock. Casino World will acquire from Europa all the issued and outstanding shares of Mississippi Gaming Corporation which owns the proposed Diamondhead, Mississippi gaming site. The spin-off of Casino World, Inc. and Mississippi Gaming Corporation is subject to numerous uncertainties including the lack of available financing, obtaining the necessary regulatory approvals, the absence of necessary licenses and permits from Federal and state regulatory authorities, opposition by environmental groups to the development of gaming facilities on the Mississippi Gulf Coast and the outcome of certain litigation recently filed by environmental groups against the Army Corps of Engineers and the Environmental Protection Agency seeking to enjoin the Corps from issuing any further permits under the Clean Water Act until an environmental impact statement on the effects of gaming operations in areas along the Mississippi Gulf Coast is prepared. Although the Company is not a party to this litigation, an injunction prohibiting the Army Corps of Engineers and the Environmental Protection Agency from issuing permits for Casino projects on the Mississippi Gulf Coast would substantially delay the Company's plans to expand in Mississippi.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Common Shares offered by the Selling Shareholders. However, the Company may receive proceeds from the exercise of the Warrants, which there is no assurance. The net proceeds to the Company from the exercise of the Warrants to purchase 500,000 shares of Common Stock will be approximately $950,000, assuming all of the Warrants are exercised and after deducting expenses of the offering estimated at $50,000. Such proceeds will be used for working capital purposes.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares of the Company's Common Stock being offered for sale under this Registration Statement by each of the Selling Shareholders. Except as noted below, the persons named in the table have not held any position or office with the Company or any of its predecessors or had any material relationship with the Company in the past three years.

NAME                          NUMBER OF SHARES     NUMBER OF SHARES
----                                OWNED             TO BE SOLD
                             -------------------  -------------------
FLC Holding Corporation               500,000(1)           500,000(2)

Lagoon Cruise Line, Inc.            1,200,000(3)         1,200,000

Gaming-Invest Corporation             200,000(4)           200,000

John E. Fitzgibbons,                   57,008(5)            57,008
Trustee

---------------------

(1) Represents shares underlying stock purchase Warrants which were originally issued in connection with the purchase of the EuropaSky. The Warrants were originally issued at an exercise price of $5.25 per share and the exercise price was subsequently reduced to $2.00 per share.

(2) Assumes exercise of all of the Warrants presently held by FLC Holding Corporation, of which there is no assurance. As of the date of this Prospectus the exercise price of the Warrants held by FLC is substantially above the current market price of the Company's Common Stock.

(3) The 1,200,000 shares were issued in connection with the purchase by the Company of a recently acquired vessel, the Stardancer. The value attributed to such shares by the Company and Lagoon Cruise Line, Inc. ("Lagoon") at the time the vessel Stardancer was purchased was $1.25 per share. Europa has guaranteed to Lagoon that the gross selling price received by Lagoon in the aggregate for all sales of Stock (as "Stock" is defined below) during a period of nine (9) months from the date of this Prospectus (the "Selling Period"), plus the value of the Stock not sold by Lagoon upon expiration of the Selling Period, ("Remaining Stock") shall not be less than One Million Five Hundred Thousand Dollars ($1,500,000). This guarantee includes the value of stock in Casino World, Inc., and Mississippi Gaming Corporation that Lagoon will receive from the spin-off. For this purpose, the term "Stock" includes the 1,200,000 Shares of Common Stock in Europa offered by Lagoon and all shares of Common Stock of Casino World, Inc. when and if distributed to shareholders of Europa. At the end of the Selling Period, the Remaining Stock shall be valued at an amount equal to the average price as reported in the Wall Street Journal at which
                                                   -------------------
     such shares were traded on the NASDAQ Market System or as reported by any other stock quotation system for the immediately preceding five business days. If the value of said Remaining Stock plus the gross selling price for all Stock sold by Lagoon during the Selling Period is less than $1,500,000, then, within 30 days after the expiration of the Selling Period, Europa is obligated to pay to Lagoon, the difference, if any, between $1,500,000 and the combined amount of the gross selling price of Stock sold plus the value of the Remaining Stock. If the value of said Remaining Stock plus the gross selling price for all Stock sold by Lagoon during the Selling Period is equal to or greater than $1,500,000, no further amounts are due from Europa to Lagoon under the Guaranty. If the value of said Remaining Stock plus the gross selling price from the sale of Stock sold by Lagoon during the Selling Period is equal to or greater than $1,750,000, the Promissory Note executed by Europa Stardancer Corporation, payable to Lagoon shall accrue interest at the rate of zero percent (0%) per annum. Lagoon has also granted an irrevocable proxy to Lester E. Bullock, President to vote the shares which will terminate on the earlier to occur of the sale of the shares by Lagoon or February 26, 1996.

(4)  The shares were acquired in October, 1994 upon conversion of a promissory note in the principal amount of a $200,000 at a conversion price of $1.00 per share. The promissory note was originally issued to Serco International, Ltd. and sold to Gaming-Invest Corporation, the current holder of the shares. Gaming-Invest elected to convert the Promissory Note into shares of the Company's Common Stock.

(5) Represents shares underlying stock purchase Warrants which were originally issued to Stewart James Company, a broker dealer who acted as Underwriter in connection with the Company's initial public offering in 1989. The Warrants were subsequently transferred to Marc Geman, counsel to the underwriter, and again transferred by Mr. Geman to John E. Fitzgibbons, Trustee of the Chapter 7 Bankruptcy Estate of The Stuart-James Company Incorporated pursuant to a settlement agreement between Geman and the Trustee. Pursuant to agreements between the Company, Geman and the Trustee, the Trustee was issued 57,008 shares of the Company's common stock in December, 1994. These shares were issued in a cashless exchange for the Warrants.


                              PLAN OF DISTRIBUTION

          This Registration Statement covers 1,957,008 shares of the Company's Common Stock. All of the Shares offered hereby are being sold by the Selling Shareholders. Although the Company may realize proceeds upon the exercise of the stock purchase warrants, it will receive no proceeds from the sale of Common Stock by the Selling Shareholders.

          The distribution of the Shares by the Selling Shareholders is not subject to any underwriting agreement. The Selling Shareholders may sell the Shares covered by this Registration Statement through the NASDAQ National Market System, at prices and terms then prevailing, through customary brokerage channels, in private transactions or otherwise, either through broker-dealers acting as agents or brokers for the seller, or through broker-dealers acting as agents or principals, who may then resell the Shares through the NASDAQ Market System, at private sale or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agent, which compensation may be in excess of customary commissions. The Selling Shareholders and any broker-dealers that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of the Shares positioned by them might be deemed to be underwriting discounts and commissions under the Securities Act. The Selling Shareholders will pay any transaction costs associated with effecting any sales that may occur.

          The Selling Shareholders are not restricted as to the price or prices at which they may sell their Shares. Sales of such Shares may depress the market price of the Company's Common Stock. Moreover, the Selling Shareholders are not restricted as to the number of Shares which may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time which may also have a depressive effect on the market price of the Company's Common Stock.

                               LEGAL PROCEEDINGS

          On May 11, 1993, the Company filed a Civil Action in the United
Stated District Court for the Northern District of Florida against Liberis, and Harlan G. Allen, Jr., the Company's former Chief Financial Officer, seeking compensatory and punitive damages. The Complaint alleged violations of Sections 10(b) and 16(b) of the Securities Exchange Act of 1934 and violations of the Racketeer Influenced and Corrupt Organizations Act ("RICO"). The

Complaint also alleges that Messrs. Liberis and Allen engaged in schemes to defraud Europa, breached their fiduciary duties to Europa, and converted corporate assets of the Company. On October 18, 1993, the United States District Court for the Northern District of Florida entered an Order which granted in part and denied in part a motion to dismiss the action and gave Europa leave to amend its complaint. The Court denied Liberis' motion to dismiss Court III alleging a violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 (fraud in the sale of securities) and also denied defendant's motion to dismiss Count XI alleging civil theft pursuant to
Section 772.11, Florida statutes. The Court dismissed with prejudice Court II alleging violations of Section 12(2) of the Securities Exchange Act of 1933. Europa was granted leave to amend Counts IV, V, VI, and VII seeking relief under the Federal Racketeer Influenced and Corrupt Organizations Act ("RICO")(18 U.S.C. SS 1961, et seq.). Europa was also granted leave to amend Count X
                -------
alleging breaches of fiduciary duty by Liberis and Allen. On October 29, 1993, Europa filed a fourth Amended Complaint against Liberis and Allen. The Company and Allen have entered into a Settlement Agreement resolving their disputes and the Company dismissed the federal civil action against Allen with prejudice. A further motion by Liberis to dismiss Europa's fourth Amended Complaint was denied by the U.S. District Court on December 17, 1993. Liberis then filed a Motion for Partial Summary Judgement with respect to the alleged violations of the RICO statute and certain other claims. All parties have agreed to a stay of action in this matter pending final judgement of the action brought in Delaware by Liberis. Final judgement in Delaware will resolve this action on the basis of res judicata and collateral estoppel.

          On July 30, 1993, Charles Liberis attempted to exercise 1,417,500 Europa Common Stock purchase options at $.15625. The Company refused Liberis' attempt to exercise these options. On August 30, 1993, Charles S. Liberis filed a Compliant for Specific Performance of Stock Options against the Company in Delaware Chancery Court. On or about October 7, 1993, the Company filed an Answer denying the substantive allegations of the counterclaims on or about October 27, 1993. On May 2, 1995, Liberis amended his Complaint seeking damages for Europa's refusal to allow Liberis to exercise his stock options. Because any shares issued to Liberis pursuant to exercise of the stock options are "restricted securities," and could not have been sold prior to August 1, 1995, the Company believes there is no basis for the Liberis' damage claim. The parties have completed discovery and trial in this matter has been completed. Post trial briefs have been submitted and oral arguments are expected to be heard before April, 1996.

          On December 23, 1994, United States District Court for the Northern District of Florida entered an Order granting in part and denying in part Liberis' Motion for Partial Summary Judgment. The Court entered Summary Judgment in favor of Liberis with respect to Europa's RICO allegations and Europa's allegations that Liberis had realized short-swing profits in violation
Section 16(b) of the Securities and Exchange Act of 1934 ("Exchange Act"). The Court also entered judgment in favor of Liberis with respect to Europa's allegations that Liberis violated Sections 13(d) and 14(a) of the Exchange Act during the 1993 Proxy contest. The Court denied Liberis' Motion for Partial Summary Judgment with respect to Europa's allegations that Liberis engaged in a scheme to defraud Europa in connection with the EuropaJet Charter Agreement and the repricing of certain stock options to Liberis and further denied Liberis Motion for Partial Summary Judgment with respect to Europa's allegations that Liberis' breached his fiduciary duties to the Company by using Company funds to acquire properties in his own name. Liberis did not seek summary judgment with respect to Europa's allegations of securities fraud under Section 10(b) of the Securities and Exchange Act of 1934 and Rule 10b-5 and allegations of civil theft under Section 772.11, Florida statutes. As previously stated all parties have agreed to a stay of action in this matter pending final judgement of the action brought in Delaware by Liberis.

          On December 15, 1994, the Company was sued by Harrell Z. Browning, Liquidating Trustee of the Burton Securities S.A. Liquidating Trust (hereinafter "Liquidating Trustee") in the United States Bankruptcy Court for the Southern District of Texas Corpus Christi Division. The Complaint alleges that the Company breached a contract to purchase the M/V Le Mistral when Europa refused to consummate the purchase of the Le Mistral and seeks damages in excess of $750,000. The Company believes the agreement to purchase the Le Mistral was properly terminated and that the Company is entitled to a refund of $85,000 from the Liquidating Trustee. On December 14, 1994, the United States Bankruptcy Court entered an Order requiring the Trustee to immediately return to Europa the full amount of

Europa's cash deposit together with all interest earned thereon. The Company has been advised that the Liquidating Trustee will move to vacate the Bankruptcy Court Order requiring the return of Europa's $85,000 cash deposit.

          In February, 1994, following attachment of one of the Company's vessels by Sea Lane, the Company entered into a partial settlement agreement with Sea Lane with respect to the Company's obligations under the Bareboat Charter Agreement. The Company's liability, if any, for damages arising out of the condition of the EuropaJet upon its redelivery to Sea Lane remains in dispute. The Company believes its liability for required repairs and maintenance to the EuropaJet when the vessel was returned to Sea Lane is approximately $150,000. However, the owners of the vessel have informed the Company that they believe the Company's liability for damages to the EuropaJet under the charterparty agreement is approximately $700,000. The Settlement Agreement further provides that if the Company and Sea Lane are unable to settle this dispute with respect to the condition of the EuropaJet when it was re-delivered to Sea Lane, the amount of the Company's remaining obligation to Sea Lane would be determined in binding arbitration. On January 31, 1994 Sea Lane filed a Motion to Compel Arbitration. On November 30, 1994 the Company filed an Opposition to the Motion to Compel Arbitration on the grounds that the arbitration clause in the Settlement Agreement was procured by fraud. At the same time the Company also asked the Court to disqualify the law firm of Douglass & Stroup from representing Sea Lane on the grounds that Glen Kolk, maritime counsel to the Company is "Of Counsel" to the Douglass & Stroup law firm. The U.S. District Court for the Southern District of Florida, Admiralty Division has determined that the claim by Sea Lane with respect to the condition of the EuropaJet upon redelivery will be decided in arbitration and Sea Lane has indicated that Douglass & Stroup will not continue to represent Sea Lane. Presently, the parties are in the process of choosing an arbitrator and no date has been scheduled for said arbitration.

          On March 15, 1995, Europa Cruises of Florida, Inc. and Europa
Cruises of Florida 2, Inc. were named as defendants along with thirty-one other defendants in a class action filed in the U.S. District Court in Orlando, Florida against the owners, operators and distributors to cruise ship casinos which utilized casino video poker machines and electronic slot machines alleging violations of the Federal Civil RICO statute, common law fraud and deceit, unjust enrichment and negligent misrepresentation. The plaintiff in this action had brought a similar action against most major land-based casino operations in the United States. The earlier action, which did not name the Company or any of its subsidiaries as defendants, was transferred from the U.S. District Court in Orlando, Florida to the U.S. District Court in Las Vegas, Nevada. The plaintiff contends in both actions that the defendants, owners and operators of casinos, including cruise ship casinos along with the distributors and manufacturers of video poker machines and electronic slot machines have engaged in a course of fraudulent an misleading conduct intended to induce people to play their machines based on a false understanding that these machines operate in a truly random fashion. The plaintiff alleges these machines actually follow fixed, preordained sequences that are not random, but rather are both predictable and subject to manipulation by defendants and others. The plaintiff seeks damages in excess of $1 billion dollars against all defendants. Although this action is in the very early stages, management believes there is no support for plaintiff's allegations.
                           DESCRIPTION OF SECURITIES

          The Company is authorized to issue 50,000,000 shares of Common Stock, par value $.001 per share of which 22,310,306 shares were issued and outstanding as of December 31, 1994, and 5,000,000 shares of Preferred Stock, par value $.01 per share, of which 3,216,000 are outstanding.


 Common Stock
 ------------

          At a meeting of stockholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which by express provision of law a different vote is required. There is no cumulative voting with respect to the election of directors, which means that the holders of a majority of shares at a meeting at which a quorum is present can elect all the directors if they choose to do so, and in such event, the holders of the remaining shares would not be able to elect any directors.

          The holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share held of record on all matters to be voted upon by stockholders. The holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. All outstanding shares of Common Stock have been validly issued and are fully paid and nonassessable.

          The holders of Common Stock are entitled to receive ratably such dividends as the Board of Directors may declare out of funds legally available therefor, when, as and if so declared. If the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities.

          The payment by the Company of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has not paid any cash dividends. It is the present policy of the Company's Board of Directors to retain all earnings to finance the growth and development of the Company's business. The Board of Directors intends to review its dividend policy from time to time in light of the Company's earnings, financial condition and other relevant factors.

          No person or entity may become the record or beneficial owner of 5% or more of the Company's common stock unless such person or entity agrees, if requested, to provide personal background and financial information to gaming authorities , consent to a background investigation, and respond to questions from gaming authorities. The Company may repurchase or redeem shares, at fair market value, held by any person or entity whose status as a shareholder, in the opinion of the Company's Board of Directors, jeopardizes the approval, continued existence, or renewal by any gaming regulatory authority, of a license to engage in gaming operations, of a contract to manage gaming operations, or any other tribal, federal or state license or franchise sought or held by the Company or any of its subsidiaries.


 Preferred Stock
 ---------------

          The Company's Board of Directors may, without further action by the shareholders, issue one or more series of Preferred Stock (up to an aggregate of 5,000,000 shares), fix the dividend rate, conversion rights, rights and terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and other terms of any wholly unissued series of Preferred Stock and determine the designation of and (subject to the aggregate limit of 5,000,000 shares) the number of shares constituting any such unissued series. The issuance of Preferred Stock may be used to delay or deter an unfriendly takeover of the Company and may be adverse to the voting rights of holders of the Company's Common Stock.

          On June 14, 1993, the Company issued 926,000 shares of Series S Preferred stock at $1.08 under a Regulation S offering to a major shareholder, Austroinvest International Limited. The preferred shares are redeemable, non-convertible, carry a $.035 per share annual dividend, with no participation in Casino World, Inc., and no registration rights. The Company may redeem the shares at any time, paying 1% per quarter from the date of issue. Proceeds from the stock sale were used in the exercise of purchase option on the Diamondhead gaming site.

          On September 13, 1993, the Company issued 900,000 shares of Series S-NR Preferred Stock at $1.11 per share to a major shareholder, Serco. The Preferred shares are non-redeemable, non-convertible, and earn a $.033 per share cumulative dividend, payable annually. Proceeds from the stock sale were used to retire the second mortgage on the Diamondhead property of $1,000,000.

          On June 15, 1994, the Company sold 1,390,000 shares of the Company's Series S-PIK Junior, Cumulative, Convertible, Non-Redeemable, Non-Voting Preferred Stock, ($.01 par value). Each share of Series S-PIK Preferred Stock is convertible into one share of the Company's Voting Common Stock, at any time after February 15, 1995. The Series S-PIK Preferred Stock ranks Junior to the Series S and Series S-NR Preferred Shares as to the distribution of assets upon liquidation, dissolution, or winding up of the Company. Upon liquidation of the Company, the Preferred Stock will have a liquidation preference to the extent of $2.25 per share. A quarterly dividend of $0.045 per share of Series S-PIK Preferred Stock will be payable to shareholders of record as of March 15th, June 15th, September 15th, and December 15th of each year from legally available funds and are cumulative. At the option of the Company, for a period of three years, dividends on the Preferred Stock may be paid by issuing shares of the Company's Common Stock to the holders of the Preferred Stock.


 Dividend Policy
 ---------------

          The Company has not paid any cash dividends on its Common Stock since its inception, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The Company intends to retain earnings, if any, to provide funds for general corporate purposes and the expansion of the Company's business. Any future dividends will be dependent upon the earnings of the Company, its financial requirements and other relevant factors.


 Transfer Agent and Registrar
 ----------------------------

          The transfer agent and registrar for the Company's Common Stock is Continental Stock Transfer and Trust Company, 2 Broadway, New York, New York 10004.

 Reports to Shareholders
 -----------------------

          As a reporting company under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Company files periodic reports with the Securities and Exchange Commission. The Company is also required to deliver proxy statements and an Annual Report to its shareholders, including financial statements audited by its independent accountants, in connection with its annual meeting of shareholders. The Company complies with the proxy solicitation rules contained in the 1934 Act. The Company may also prepare and deliver quarterly and other interim statements to shareholders as management deems appropriate.


                     COMMISSION POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

          Under Section 145 of the Delaware General Corporation Law, as amended, a corporation may indemnify its officers and directors against certain liabilities which they may incur in such capacities. The Company's Certificate of Incorporation provides that the Company's directors shall not be liable to the Company or its stockholders for monetary damages for breaches of fiduciary duties as a director except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation law as in effect at the time such liability is determined.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                 LEGAL MATTERS

          The validity of the Shares of Common Stock offered hereby will be passed upon for the Company by the Law Offices of Victor B. Gersh, 1150 Connecticut Avenue, N.W., Suite 900, Washington, D.C. 20036. Mr. Gersh is the record and beneficial owner of 100,000 shares of Common Stock and of an option to purchase 100,000 shares of Europa Cruises Corporation Common Stock at $1.0625 per share.


                                    EXPERTS

          The financial statements incorporated by reference in this Prospectus have been audited by BDO Seidman, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding uncertainties as to the outcome of certain litigation) incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                                    PART II

                  INFORMATION NOT REQUESTED IN THE PROSPECTUS


 Item 14.  Other Expenses of Issuance and Distribution.
 -----------------------------------------------------

          The following table sets forth the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the securities being registered hereby:

    SEC registration fee.............       $    923.86
    Accounting fees and expenses.....         10,000.00
    Legal fees and expenses..........         25,000.00
    Blue Sky fees and expenses.......          2,500.00
    Printing and engraving expenses..         10,000.00
    Miscellaneous....................          1,577.14

          TOTAL......................        $50,000.00

     All the above expenses other than the SEC registration fee are estimates.


 Item 15.  Indemnification of Directors and Officers.
 ---------------------------------------------------

     The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law, as amended which provides that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reasons of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if be acted in good faith and in manner be reasonably believed to be in or not opposed to be the best interests of the corporation and, with respect to any criminal action or proceeding had no reasonable cause to believe his conduct was unlawful.
 Section 145 further provides that a corporation similarly may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to be the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite and adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper. The Company's Certificate of Incorporation further provides that the Company shall indemnify its directors and officers to the full extent permitted by the law of the State of Delaware.

     The Company's Certificate of Incorporation provides that the Company's Directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined.

     The Company maintains an indemnification insurance policy covering all directors and officers of the Company and its subsidiaries.


 Item 16.  Exhibits and Financial Statement Schedules.
 ----------------------------------------------------

 Exhibit
 Number
 -------

 1      Not applicable.

 2      Not applicable.

 4.1 Subscription and Investment Agreement between Europa Cruises Corporation and Lagoon Cruise Line, Inc. dated August 26, 1994.

 4.2 Warrant Agreement between Europa Cruises Corporation and FLC Holding Corp dated July 8, 1992.

 4.2.1 Consent and Amendment of Credit Agreement Note and Warrant by and among FLC Holding Corp. ("FLC"), EuropaSky Corporation ("EuropaSky"), Europa Cruises Corporation and Casino World, Inc. ("Casino"), dated May 27, 1993 without Exhibits.

 4.3 Warrant Agreement between Europa Cruises Corporation and The Stuart-James Company Incorporated dated June 29, 1989.

 4.3.1 Warrant Certificates and Assignments for 125,520 shares and 17,000 shares registered in the name of Marc N. Geman dated June 22, 1994.

 4.3.2 Motion to Approve Settlement Agreement Among Trustee, Marc N. Geman and Chatfield Dean & Co., Inc. dated October 8, 1993 with Settlement Agreement dated October 6, 1993 attached.

 4.3.4 Order Approving Settlement Agreement Among Trustee, Marc N. Geman and Chatfield Dean & Co., Inc.

 4.3.5 Agreement between Marc N. Geman and Europa Cruises Corporation dated June 15, 1993.

 4.4 Convertible Promissory Note between Europa Cruises Corporation and Serco International Ltd. dated November 11, 1993: Transfer by Serco International Ltd. to Gaming Invest Corp. and election to convert Promissory Note by Gaming-Invest Corp.

 5 Opinion of Victor B. Gersh, Attorney-at-Law, 1150 Connecticut Avenue, N.W., Suite 900, Washington, D.C. 20036, regarding the legality of the securities registered under this Registration Statement.

 7       Not applicable.

 8       Not applicable.

 10.1 Consulting Agreement between Europa Cruises Corporation and Casinos Austria Maritime Corporation dated September 16, 1994.

 10.1.1 Equipment Lease between Europa Cruises Corporation and Casinos Austria Maritime Corporation dated October 13, 1994.

 10.1.2 Promissory Note payable to Casinos Austria Maritime Corporation dated December 30, 1994, and Second Naval Mortgage on the M/V Stardancer.

 10.1.3 Subordination Agreement between Lagoon Cruise Line, Inc., Europa Stardancer Incorporation and Casinos Austria Maritime Corporation.

 13.1    Annual Report on Form 10-KSB for the year ended December 31, 1993.

 13.2    Form 10-QSB for the quarter ended September 30, 1994.

 15      Not applicable.

 16      Not applicable.

 24.1 Consent of Victor B. Gersh, Attorney-at-Law, counsel for the Registrant, to the use of his opinion with regard to the legality of the securities covered by the Registration Statement and to the references to such firm in the Prospectus filed as part of the Registration Statement is contained in such opinion as Exhibit 5 to this Registration Statement.

 24.2 Consent of BDO Seidman independent certified accountants for the Registrant.

 25      Not applicable.

 26      Not applicable.

 27      Not applicable.

 28      Not applicable.

 29      Not applicable.

 Item 17.  Undertakings.
 ----------------------

     (a)  The undersigned registrant hereby undertakes that:

     (1) (For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a Post Effective Amendment any of the Securities being registered which remain unsold at the termination of the Offering.



     (4) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

        (i) To include any prospectus required by section 10(a)(3) of the Securities of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, indirectly or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pinellas County, Florida on the 22th day of January, 1996.
                                                     ----

                           EUROPA CRUISES CORPORATION


                      BY:  /S/ LESTER E. BULLOCK
                          ---------------------------------------------
                          LESTER E. BULLOCK, PRESIDENT

          Known all persons by these presents that each person whose signature appears below constitutes and appoints ANDREW M. STEINBERG or DEBORAH A. VITALE his/her attorney in fact with power of substitution for him/her in any and all capacity to sign Amendments to this registration on Form S-2 and to file same with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission hereby ratifying and confirming all that said Attorney in fact or his/her substitute(s) may do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

 Signature                           Title                     Date
 ---------                           -----                     ----


 /s/ Lester E. Bullock               President                 February 14, 1996
 ----------------------------
 Lester E. Bullock


 /s/ Debra Gladstone                 Chief Financial Officer   February 14, 1996
 ----------------------------
 Debra Gladstone


 /s/ Lester E. Bullock               Director                  February 14, 1996
 ----------------------------
  Lester E. Bullock


 /s/ Deborah A. Vitale               Director                  February 14, 1996
-----------------------------
 Deborah A. Vitale


 /s/ Piers Hedley                    Director                  February 14, 1996
 ----------------------------
 Piers Hedley